UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 21 October 2025, London UK

GSK provides update on latozinemab

LONDON, 21 October 2025 -GSK plc (LSE/NYSE: GSK) and Alector, Inc. (Nasdaq: ALEC) today confirmed headline results from the INFRONT-3 clinical trial evaluating latozinemab in individuals with frontotemporal dementia due to a mutation in the progranulin gene (FTD-GRN).

Although latozinemab treatment resulted in a statistically significant effect on the INFRONT-3 biomarker co-primary endpoint of plasma progranulin (PGRN) concentrations[i], latozinemab did not show benefit on the clinical co-primary endpoint of slowing FTD-GRN progression. The secondary and exploratory endpoints also did not demonstrate treatment-related effects on FTD-GRN. Preliminary safety data have not highlighted any major safety concerns at present. More in-depth analysis of the data is ongoing.
Based on these results, the open-label extension portion of the INFRONT-3 trial and the continuation study for latozinemab will be discontinued.
Given the unmet medical need in neurodegeneration, innovation in this area is still needed. GSK will evaluate the totality of these data to inform future research.

The full results of the INFRONT-3 study will be presented at an upcoming medical congress.

GSK and Alector Collaboration
In July 2021, GSK and Alector entered into a collaboration and license agreement to collaborate on the global development and commercialization of progranulin-elevating monoclonal antibodies, including latozinemab. Alector led the global clinical development of latozinemab through Phase 2 proof-of-concept. Thereafter, Alector and GSK shared development responsibilities and all costs for global development were divided between the two companies.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q2 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
i GSK data on file

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 22, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc